UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Wright Medical Group N.V.
(Name of Issuer)

Ordinary Shares, Par Value €0.03 Per Share
(Title of Class of Securities)

N96617118
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N96617118	SCHEDULE 13G/A	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,089,649
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,089,649
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,649
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .87%
12		TYPE OF REPORTING PERSON IA

CUSIP No. N96617118	SCHEDULE 13G/A	Page 3 of 8 Pages

1		NAME OF REPORTING PERSONS OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,816,250
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,816,250
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,816,250
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.05%
12		TYPE OF REPORTING PERSON IA

CUSIP No. N96617118	SCHEDULE 13G/A	Page 4 of 8 Pages

Item 1.	(a) Name of Issuer:

Wright Medical Group N.V.

(b) Address of Issuer’s Principal Executive Offices:

Prins Bernhardplein 200

1097 JB Amsterdam

The Netherlands

Item 2.	(a) Name of Person Filing:

OrbiMed Advisors LLC

OrbiMed Capital LLC

(b) Address of Principal Business Office:

601 Lexington Avenue, 54th Floor

New York, NY 10022

(c) Citizenship:

Please refer to Item 4 on each cover page for each Reporting Person.

(d) Title of Class of Securities:

Ordinary Shares, Par Value €0.03 Per Share

(e) CUSIP No.:

N96617118

CUSIP No. N96617118	SCHEDULE 13G/A	Page 5 of 8 Pages

Item 3. OrbiMed Advisors LLC ("Advisors") and OrbiMed Capital LLC ("Capital") are investment advisors in accordance with ss.240.13d-1(b)(1)(ii)(E).

CUSIP No. N96617118	SCHEDULE 13G/A	Page 6 of 8 Pages

Item 4. Ownership:

Information with respect to the Reporting Person’s ownership as of December 31, 2018 is incorporated by reference to items (5) - (9) and (11) of the cover page for the Reporting Person.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N96617118	SCHEDULE 13G/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Capital LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Capital LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Capital LLC

CUSIP No. N96617118	SCHEDULE 13G/A	Page 8 of 8 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on this Schedule 13G/A dated February 12, 2019 (the "Schedule 13G/A"), with respect to the Ordinary Shares, par value €0.03 per share, of Wright Medical Group N.V. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to this Schedule 13G/A. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G/A, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 12, 2019.

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Capital LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Capital LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Capital LLC

The Statement on this Schedule 13G/A dated February 12, 2019 with respect to the Ordinary Shares of Wright Medical Group N.V. is filed by OrbiMed Advisors LLC and OrbiMed Capital LLC in accordance with the provisions of Rule 13d-1(b) and Rule 13d-1(k), respectively, as investment advisors (IA).